Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Precipio, Inc. on Form S-1/A of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 13, 2018, with respect to our audits of the consolidated financial statements of Precipio, Inc. as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, which report appears in the Annual Report on Form 10-K of Precipio, Inc. for the year ended December 31, 2017. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp
Hartford, CT
September 25, 2018